Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	For the Six Months Ended June 30,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed Charges:	(dollars in thousands)
Interest expense, including amortization of deferred financing costs(1)	$61,317	$113,045	$85,152	$60,368	$34,600	$30,815
Estimated interest component of rental expense	948	1,797	2,363	2,862	2,021	1,500

Total fixed charges	62,265	114,842	87,515	63,230	36,621	32,315

Preference security dividends(2)	—	—	—	—	—	34,562
Total combined fixed charges and preference security dividends	62,265	114,842	87,515	63,230	36,621	66,877

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and non-controlling interest	(68,280)	(173,992)	(123,191)	(106,375)	(83,355)	(110,182)
Add: Fixed charges	62,265	114,842	87,515	63,230	36,621	32,315
Add: Amortization of capitalized interest	42	84	82	75	60	11
Subtract: Interest capitalized	122	1,101	1,505	1,479	1,862	1,543

Total (loss) earnings	(6,095)	(60,167)	(37,099)	(44,549)	(48,536)	(79,399)

Ratio of earning to fixed charges(3)	—	—	—	—	—	—

Ratio of earnings to fixed charges and preference security dividends(4)	—	—	—	—	—	—

(1)

Interest expense includes certain non-capitalized fees related to our indebtedness of approximately $3.0 million and $1.1 million in the years ended December 31, 2013 and December 31, 2014, respectively.

(2)

Preference security dividends represent the estimated amount of pre-tax earnings necessary to pay dividends on our previously outstanding Class A and Class B Senior Convertible Preferred Stock, including accretion in the carrying value of redeemable preferred stock. Dividends on our Class A and Class B Senior Convertible Preferred Stock were cumulative. Our Class A and Class B Senior Convertible Preferred Stock was converted into common stock on June 21, 2013 in connection with our initial public offering. As such, there were no shares outstanding of our Class A and Class B Senior Convertible Preferred Stock as of December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 or June 30, 2018. No cash dividends had been declared or paid on our Class A or Class B Senior Convertible Preferred Stock.

(3)

Earnings for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were insufficient to cover fixed charges by $175.0 million, $124.6 million, $107.8 million, $85.2 million and $111.7 million, respectively. Earnings for the six months ended June 30, 2018 were insufficient to cover fixed charges by $68.4 million.

(4)

As of the date of this prospectus, and during the years ended December 31, 2017, 2016, 2015 and 2014 and the six months ended June 30, 2018, we had no preferred stock outstanding. Consequently, during those periods, our ratio of earnings to fixed charges and preference security dividends would be identical to our ratio of earnings to fixed charges. Earnings for the year ended December 31, 2013 were insufficient to cover fixed charges and preference security dividends by $146.3 million.